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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                 Commission File Number: 1-13851

                           NOTIFICATION OF LATE FILING

--- Form 10-K   --- Form 11-K   --- Form 20-F   -X- Form 10-Q   --- Form N-SAR

         For Period Ended:  October 31, 2000
--- Transition Report on Form 10-K           --- Transition Report on Form 10-Q
--- Transition Report on Form 20-F           --- Transition Report of Form N-SAR
--- Transition Report on Form 11-K
         For the Transition Period Ended:---------------------------------------


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  SONUS CORP.

Address of principal executive office (Street and number):
111 S.W. FIFTH AVENUE, SUITE 1620
PORTLAND, OREGON  97204

                                     PART II
                             RULE 12B-25 (B) AND (C)

     The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b).

-X-      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

-X-      (b)  The  subject  quarterly  report  on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

-X-      (c)  The accountant's statement or other exhibit required by
              Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

Sonus Corp. experienced unexpected delays in completing its closing and audit preparation process for the fiscal year ended July 31, 2000, due to computer software problems. As a result, the completion of the closing process for the fiscal quarter ended October 31, 2000, was also delayed and Sonus Corp. was unable to file its Form 10-Q on December 15, 2000, the filing due date.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

    Brian S. Thompson                                (503)        225-9152
         (Name)                                   (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                                  -X- Yes --- No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  -X- Yes --- No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sonus Corp expects that its net income for the fiscal quarter ended October 31, 2000, will be approximately $150,000 compared to a net loss of $585,000 for the fiscal quarter ended October 31, 1999.

     SONUS CORP. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  December 18, 2000                By /s/ Paul C. Campbell
                                           Paul C. Campbell
                                           Senior Vice President
                                           and Chief Financial Officer


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